
Mail Stop 3561

March 15, 2017

Annmarie Gayle
Chief Executive Officer
Coda Octopus Group, Inc.
4020 Kidron Road, Suite 4
Lakeland, FL 33811

>   **Re: Coda Octopus Group, Inc.**
>   **Form 10-12G and Amendment No. 1 to Form 10-12G**
>   **Filed February 17, 2017 and February 21, 2017**
>   **File No. 000-52815**

Dear Ms. Gayle:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that your registration statement will become effective automatically 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. To the extent you are not required to register pursuant to Section 12(g) of the Exchange Act and if it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3. Please update the financial statements and related disclosures provided in the registration statement as required by Rule 8-08 of Regulation S-X.

Description of Business, page 4

Corporate History, page 4

4. We note that some of the company's subsidiaries are based outside the United States. Please explain the limitations, if any, on the ability of U.S. investors to enforce a judgment obtained in U.S. courts, or to effect service of process on the officers and directors managing the offshore subsidiaries.

5. We note that the company filed a Form 15-12G and left the reporting system in July 2011. The last reported corporate event in the Form 10 is the acquisition of Colmek in April, 2007 and the related name change to Coda Octopus Colmek Inc. in December 2008. Please expand your disclosure to describe any material events in the last five years that have not already been disclosed.

Marine Technology Business ("Products Segment"), page 6

6. The description of your business touches on a number of complex processes and products which may be beyond the scope of the average reader. Please clarify the technical language in the disclosure. Here are some examples of what we mean:

    • "We have also introduced the capabilities of real time 3D sonars. This technology is being adopted for many oil and gas, renewable energy, subsea asset placements (blocks, mattresses and other installations), decommissioning and leak identification projects. Most of these projects require real time volumetric visualization." (p.6.)

    • "Our current Echoscope® measures approximately 15x11.8x6.3 inches and connects to a laptop with gaming specifications or similar hardware configuration required to handle the volume of data generated by our sonar. The C500 variant is much smaller in size." (p. 9) (Explain what you mean by gaming specifications or similar hardware configuration).

    • "Designed for the remotely operated underwater vehicle ("ROV") market, the Dimension® real time 3D forward looking sonar with CodaOctopus Vantage software ("Vantage") offers a step-change view to ROV pilots. With a user-selectable quadview of the scene in front of the ROV, the pilot can maneuver, navigate and monitor with confidence during zero visibility conditions." (p.10)

Customers

7. For each of the material business segments that you describe, please disclose that segment's reliance on a single customer or a few customers and quantify the percentage of revenues attributable to each 10% or greater customer. Refer to Item 101(h)(4)(vi) of

Regulation S-K. We note in this regard the disclosure in Note 10 to the Financial Statements that during the year ended October 31, 2016, the company had two customers from whom it generated sales greater than 10% of net revenues. Additionally, to the extent that your business is substantially dependent on a contractual arrangement with a significant customer, please identify that customer and file the contract as an exhibit to your amended registration statement.

8. We note that certain of your products are sold primarily to the Department of Defense. If material, please disclose any portion of the business that may be subject to renegotiation of profits or termination at the election of the government.

Intellectual Property, page 16

9. Please expand this section to include information concerning the duration and effect on your business of the patents and trademarks you describe. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

General Overview, page 18

10. Please revise the fourth paragraph of this section to quantify the increased discounts that you have offered your customers and the related decrease in gross profit margins.

11. In your disclosure that your real time 3D solution is one of two preferred solutions, please name and briefly describe the other solution.

Liquidity and Capital Resources, page 28

12. Please discuss whether working capital, cash from operations, and other sources of liquidity will be sufficient to fund operations within the next twelve months and the ramifications if you are unable to meet your liquidity needs. Please also discuss working capital needs and the significance and timing of cash generated from operations within the context of your business and industry. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

13. We note that the company currently has approximately $9.7 million in outstanding debt under its Senior Secured Convertible Notes, which it is trying to refinance. Please disclose in this section the likely impact if the company is not able to refinance the debt.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure